

OSISKO GOLD ROYALTIES LTD

. . . .
Unaudited Condensed Interim
Consolidated Financial Statements

For the three and six months
ended
June 30, 2016

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars)

	Notes	June 30, 2016	December 31, 2015
		$ (Note 3)	$
Assets			
Current assets			
Cash and cash equivalents	4	424,491	258,509
Short-term investments		100	200
Accounts receivable		7,249	6,244
Other assets		563	508
		432,403	265,461
Non-current assets			
Investments in associates	5	66,103	44,011
Other investments	6	140,054	105,485
Royalty interests	7	494,475	449,439
Property and equipment		800	835
Exploration and evaluation		98,550	96,220
Goodwill		111,204	111,204
Deferred income taxes		11,210	8,778
		1,354,799	1,081,433
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	8	4,753	11,469
Dividends payable		4,259	3,783
Provisions and other liabilities	9	1,948	1,264
		10,960	16,516
Non-current liabilities			
Long-term debt	10	45,328	-
Provisions and other liabilities	9	13,601	8,912
Deferred income taxes		122,685	118,766
		192,574	144,194
Equity			
Share capital	11	906,490	745,007
Warrants	12	30,901	18,072
Contributed surplus		9,539	10,164
Equity component of convertible debenture	10	3,091	-
Accumulated other comprehensive loss		(13,380)	(41,203)
Retained earnings		223,674	203,800
Equity attributable to Osisko Gold Royalties Ltd shareholders		1,160,315	935,840
Non-controlling interests		1,910	1,399
Total equity		1,162,225	937,239
		1,354,799	1,081,433

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd

Consolidated Statements of Income
For the three and six months ended June 30, 2016 and 2015
(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	Notes	Three months ended June 30,		Six months ended June 30,	
		2016 $ (Note 3)	2015 $	2016 $ (Note 3)	2015 $
Revenues		15,792	10,248	31,398	20,880
Expenses					
Depletion of royalty interests		(2,812)	-	(5,834)	-
General and administrative		(5,445)	(4,072)	(9,286)	(7,977)
Business development		(2,736)	(1,612)	(4,822)	(5,297)
Exploration and evaluation		(373)	(417)	(695)	(924)
Loss on disposal of exploration and evaluation assets		(312)	-	(312)	-
Cost recoveries from associates		663	322	1,403	433
Operating income		4,777	4,469	11,852	7,115
Interest income		766	1,263	1,317	2,321
Dividend income		1,572	1,569	3,144	2,735
Finance costs		(960)	(159)	(1,553)	(282)
Foreign exchange gain (loss)		643	(289)	(13,086)	1,408
Share of loss of associates		(1,414)	(1,431)	(2,396)	(1,767)
Other gains (losses), net	14	14,335	(180)	19,550	5,407
Earnings before income taxes		19,719	5,242	18,828	16,937
Income tax expense		(4,066)	(1,314)	(3,302)	(2,766)
Net earnings		15,653	3,928	15,526	14,171
Net earnings (loss) attributable to:					
Osisko Gold Royalties Ltd's shareholders		15,737	3,990	15,677	14,263
Non-controlling interests		(84)	(62)	(151)	(92)
Net earnings per share	16				
Basic		0.15	0.04	0.15	0.18
Diluted		0.15	0.04	0.15	0.17

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd

Consolidated Statements of Comprehensive Income (Loss)
For the three and six months ended June 30, 2016 and 2015
(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,	
	2016	**2015**	**2016**	**2015**
	$ (Note 3)	**$**	**$** (Note 3)	**$**
Net earnings	15,653	3,928	15,526	14,171
Other comprehensive income (loss)				
Items that will not be reclassified to the statement of income				
Changes in fair value of financial assets at fair value through comprehensive income	20,445	-	40,310	-
Income tax effect	(1,372)	-	(216)	-
Share of other comprehensive income of associates	699	137	814	14
Items that may be reclassified to the statement of income				
Changes in fair value of available-for-sale financial assets				
Unrealized gain (loss)	-	1,804	-	(16,323)
Income tax effect	-	366	-	674
Disposal of available-for-sale financial assets Reclassification to the statement of income of the realized loss (gain)	-	15	-	(6,138)
Income tax effect	-	(2)	-	826
Share of other comprehensive income (loss) of associates	140	-	(689)	-
Other comprehensive income (loss)	19,912	2,320	40,219	(20,947)
Comprehensive income (loss)	35,565	6,248	55,745	(6,776)
Comprehensive income (loss) attributable to:				
Osisko Gold Royalties Ltd's shareholders	35,649	6,310	55,896	(6,684)
Non-controlling interests	(84)	(62)	(151)	(92)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2016 and 2015
(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars)

	Notes	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
		$	$	$	$
Operating activities					
Net earnings		15,653	3,928	15,526	14,171
Adjustments for:					
Share-based compensation		3,220	1,275	4,780	2,428
Accretion on note receivable		-	(359)	-	(714)
Depletion and amortization		2,867	46	5,949	76
Loss on disposal of exploration and evaluation assets		312	-	312	-
Share of loss of associates		1,414	1,431	2,396	1,767
Net loss (gain) on disposal of investments		-	51	(3,410)	(5,532)
Change in fair value of financial assets at fair value through profit and loss		(2,968)	88	(4,008)	85
Deferred income tax expense		4,066	1,314	3,302	2,766
Foreign exchange gain (loss)		(644)	291	13,076	(1,401)
Other	17	(11,019)	122	(11,570)	177
Net cash flows provided by operating activities before changes in non-cash working capital items		12,901	8,187	26,353	13,823
Changes in non-cash working capital items	17	2,143	(1,720)	(2,688)	(5,871)
Net cash flows provided by operating activities		15,044	6,467	23,665	7,952
Investing activities					
Cash acquired – acquisition of Virginia		-	-	-	34,900
Net decrease in short-term investments		-	2,081	100	27,989
Acquisition of investments		(13,291)	(32,437)	(18,899)	(111,034)
Proceeds on disposal of investments		7,201	-	9,346	-
Acquisition of royalty interests		(20,000)	(1,000)	(49,500)	(1,000)
Proceeds on sale of royalty interests		-	-	3,630	-
Property and equipment		(33)	(50)	(80)	(141)
Exploration and evaluation		(1,493)	(2,061)	(3,167)	(3,557)
Net cash flows used in investing activities		(27,616)	(33,467)	(58,570)	(52,843)
Financing activities					
Convertible debenture		-	-	50,000	-
Issuance of common shares and warrants		1,633	2,196	176,615	3,383
Investment from non-controlling interests		-	-	3,637	-
Issuance of special warrants		-	-	-	200,020
Issue expenses		(249)	(549)	(8,009)	(10,788)
Financing fees		(12)	-	(844)	-
Dividends paid		(3,962)	(2,785)	(7,436)	(4,336)
Net cash flows provided by (used in) financing activities		(2,590)	(1,138)	213,963	188,279
Increase (decrease) in cash and cash equivalents before effects of exchange rate changes on cash and cash equivalents		(15,162)	(28,138)	179,058	143,388
Effects of exchange rate changes on cash and cash equivalents		644	(291)	(13,076)	1,401
Increase (decrease) in cash and cash equivalents		(14,518)	(28,429)	165,982	144,789
Cash and cash equivalents – beginning of period	4	439,009	348,389	258,509	175,171
Cash and cash equivalents – end of period	4	424,491	319,960	424,491	319,960

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd

Consolidated Statements of Changes in Equity
For the three and six months ended June 30, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Notes	Number of common shares outstanding	Share capital	Special warrants / warrants	Contributed surplus	Equity component of convertible debenture	Accumulated other comprehensive income (loss)(i)	Retained earnings (deficit)	Total	Non-controlling interest	Total
			Equity attributed to Osisko Gold Royalties Ltd shareholders								
			$	$	$	$	$	$	$	$	$
Balance - January 1, 2016		94,578,280	745,007	18,072	10,164	-	(41,203)	203,800	935,840	1,399	937,239
Adoption of IFRS 9	3	-	-	-	-	-	(7,610)	7,610	-	-	-
Net earnings (loss)		-	-	-	-	-	-	15,677	15,677	(151)	15,526
Other comprehensive income		-	-	-	-	-	40,219	-	40,219	-	40,219
Comprehensive income (loss)		-	-	-	-	-	40,219	15,677	55,896	(151)	55,745
Issuance of shares and warrants	11	11,431,000	159,325	13,283	-	-	-	-	172,608	-	172,608
Dividends declared		-	-	-	-	-	-	(8,506)	(8,506)	-	(8,506)
Shares issued – Dividends reinvestment plan	11	42,429	594	-	-	-	-	-	594	-	594
Shares issued – Employee share purchase plan		19,731	271	-	-	-	-	-	271	-	271
Share options:											
Shared-based compensation		-	-	-	2,374	-	-	-	2,374	-	2,374
Fair value of options exercised		-	21	-	(21)	-	-	-	-	-	-
Proceeds from exercise of options		5,334	79	-	-	-	-	-	79	-	79
Replacement share options:											
Fair value of options exercised		-	2,978	-	(2,978)	-	-	-	-	-	-
Proceeds from exercise of options		390,929	3,657	-	-	-	-	-	3,657	-	3,657
Equity component of convertible debenture, net of transaction costs of $66 and taxes of $1,137	10	-	-	-	-	3,091	-	-	3,091	-	3,091
Investments from non-controlling interests		-	-	-	-	-	-	307	307	662	969
Issue costs, net of taxes of $2,003 and $167		-	(5,442)	(454)	-	-	-	-	(5,896)	-	(5,896)
Transfer of realized gain on financial assets at fair value through other comprehensive income, net of taxes of $581		-	-	-	-	-	(4,786)	4,786	-	-	-
Balance – June 30, 2016		106,467,703	906,490	30,901	9,539	3,091	(13,380)	223,674	1,160,315	1,910	1,162,225

(i) As at June 30, 2016, accumulated other comprehensive loss relates mainly to items that will not be recycled to the statement of income.

The notes are an integral part of these unaudited condensed interim consolidated financial statements. 6

Osisko Gold Royalties Ltd

Consolidated Statements of Changes in Equity

For the three and six months ended June 30, 2016 and 2015

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars)

		Equity attributed to Osisko Gold Royalties Ltd shareholders								
	Number of common shares outstanding	Share capital	Special warrants / warrants	Contributed surplus	Equity component of convertible debenture	Accumulated other comprehensive income (loss)[(i)]	Retained earnings (deficit)	Total	Non-controlling interest	Total
		$	$	$	$	$	$	$	$	$
Balance - January 1, 2015	51,691,439	69,716	-	681	-	5,549	187,280	263,226	-	263,226
Net earnings for the period	-	-	-	-	-	-	14,263	14,263	(92)	14,171
Other comprehensive loss	-	-	-	-	-	(20,947)	-	(20,947)	-	(20,947)
Comprehensive loss for the period	-	-	-	-	-	(20,947)	14,263	(6,684)	(92)	(6,776)
Acquisition of Virginia Mines Inc.	29,964,240	488,717	-	-	-	-	-	488,717	1,620	490,337
Special warrants issuance	-	-	200,020	-	-	-	-	200,020	-	200,020
Special warrants exercised	10,960,000	181,235	(181,235)	-	-	-	-	-	-	-
Dividends declared	-	-	-	-	-	-	(5,615)	(5,615)	-	(5,615)
Share options:										
Share-based compensation	-	-	-	1,095	-	-	-	1,095	-	1,095
Replacement share options:										
Acquisition of Virginia Mines Inc.	-	-	-	13,842	-	-	-	13,842	-	13,842
Fair value of options exercised	-	5,034	-	(5,034)	-	-	-	-	-	-
Proceeds from exercise of options	515,489	3,383	-	-	-	-	-	3,383	-	3,383
Issue costs	-	(9,693)	(976)	-	-	-	-	(10,669)	-	(10,669)
Shares issued from escrow	1,200,000	-	-	-	-	-	-	-	-	-
Balance – June 30, 2015	94,331,168	738,392	17,809	10,584	-	(15,398)	195,928	947,315	1,528	948,843

(i) As at June 30, 2015, accumulated other comprehensive loss relates solely to items that may be recycled to the statement of income.

The notes are an integral part of these unaudited condensed interim consolidated financial statements. 7

Osisko Gold Royalties Ltd

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1. Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together "Osisko" or the "Company") are engaged in the business of acquiring and managing precious metal and other high-quality royalties and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange constituted under the *Business Corporations Act* (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

The Company owns a 5% net smelter royalty ("NSR") on the Canadian Malartic mine in the Abitibi Gold Belt and a sliding scale 2.0% - 3.5% NSR on the Éléonore mine located in the James Bay area in the Province of Québec. The Company also owns a portfolio of royalties, options on royalties/stream financing and exclusive rights to participate in future royalty/stream financings on various projects in Canada and the U.S.A. In addition, the Company has interests (directly or indirectly) in exploration and evaluation projects in four main prolific gold camps: the Abitibi Gold Belt (Val-d'Or - Kirkland Lake), the James Bay area, the Cariboo mining district and the Guerrero Gold Belt in Mexico.

2. Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the *International Financial Reporting Standards* ("IFRS") as issued by the *International Accounting Standards Board* ("IASB") applicable to the preparation of interim financial statements, including *International Accounting Standard* ("IAS") 34, *Interim Financial Reporting*. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the adoption of a new accounting standard presented in Note 3. The Board of Directors approved the interim condensed consolidated financial statements on August 4, 2016.

3. New accounting standard

IFRS 9, Financial Instruments ("IFRS 9")

The Company has elected to early adopt IFRS 9. This standard essentially completes the project to replace IAS 39, *Financial Instruments: Recognition and Measurement* ("IAS 39"). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only three classification categories: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset or liability. It also introduces additional changes relating to financial liabilities and aligns hedge accounting more closely with risk management. Under IFRS 9, equity instruments are classified as financial instruments carried at fair value, with changes in fair value recorded in the consolidated statement of income unless such financial instruments are not held for trading, in which case, the financial instrument may be irrevocably designated as fair value through other comprehensive income on initial recognition without subsequent reclassification to net income or loss.

The Company has adopted IFRS 9 on January 1, 2016 on a retrospective basis without restating comparatives figures. Accordingly, the Company has classified its financial instruments in the three new classification categories as presented below. The main change concerns the classification of investments in equity that were previously classified as "*available-for-sale*" and are now designated as financial assets at fair value through other comprehensive income under IFRS 9. The main objective of the Company's investments in equity is to improve its ability to acquire interests in exploration assets, future royalties or revenue streams. As a result, the Company considers that this classification better reflects the main business nature of the investment. The effect of the implementation of IFRS 9 to the Company's consolidated financial statements was to recognize in other comprehensive loss, the gains and losses on investments in equity securities (other than those held for trading, which include the derivatives) previously included in profit or loss. Cumulative gains and losses on investments in equity are transferred from accumulated other comprehensive income to retained earnings upon derecognition of the investment. The implementation of IFRS 9 did not result in any significant changes to the measurement of the fair value of the Company's financial instruments.

Osisko Gold Royalties Ltd

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3. New accounting policy *(continued)*

IFRS 9, Financial Instruments ("IFRS 9") (continued)

The net impact of the implementation of IFRS 9 on the balance sheet as at January 1, 2016 is as follows:

	As at December 31, 2015	IFRS 9 adjustment	As at January 1, 2016
	$	$	$
Accumulated other comprehensive loss	(41,203)	(7,610)	(48,813)
Retained earnings	203,800	7,610	211,410

Changes to accounting policies – Financial instruments

As a result of the early adoption of IFRS 9, the Company has modified the following elements of its accounting policy for financial instruments:

Measurement after initial recognition depends on the classification of the financial instrument. The Company has classified its financial instruments in the following categories depending on the purpose for which the instruments were acquired and their characteristics.

(i)   Financial assets

Debt instruments

Investments in debt instruments are subsequently measured at amortized cost when the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Investments in debt instruments are subsequently measured at fair value when they do not qualify for measurement at amortized cost. Financial instruments subsequently measured at fair value can be carried at fair value with changes in fair value recorded in net income or loss unless they are held within a business model whose objective is to hold assets in order to collect contractual cash flows or sell the assets and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, in which case unrealised gains and losses are initially recognized in other comprehensive income for subsequent reclassification to net income or loss through amortization of premiums and discounts, impairment or derecognition.

Equity instruments

Investments in equity instruments are subsequently measured at fair value with changes recorded in net income (loss). Equity instruments that are not held for trading can be irrevocably designated as fair value through other comprehensive income on initial recognition without subsequent reclassification to net income (loss). Cumulative gains and losses are transferred from accumulated other comprehensive income to retained earnings upon derecognition of the investment.

Dividend income on equity instruments measured at fair value through other comprehensive income is recognized in the statement of income.

(ii)   Financial Liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss. Such liabilities, including derivatives that are liabilities, shall be subsequently measured at fair value.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3. **New accounting policy** *(continued)*

   IFRS 9, Financial Instruments ("IFRS 9") (continued)

   Changes to accounting policies – Financial instruments *(continued)*

   The Company has classified its financial instruments as follows:

Category	**Financial instrument**
Financial assets at amortized cost	Bank balances and cash on hand
	Guaranteed investment certificates
	Short-term debt securities
	Bonds
	Notes receivable
	Trade receivables
	Interest and dividend income receivable
	Amounts receivable from associates and other receivables
Financial assets at fair value through profit or loss	Investments in derivatives
Financial assets at fair value through other comprehensive income	Investments in shares and equity instruments, other than in derivatives
Financial liabilities at amortized cost	Accounts payable and accrued liabilities
	Liability related to share exchange rights
	Liability component of convertible debenture

4. **Cash and cash equivalents**

	June 30, 2016	December 31, 2015
	$	$
Cash	315,173	218,553
Cash equivalents	109,318	39,956
	424,491	258,509

   Cash equivalents are comprised of banker's acceptances bearing a weighted average interest rate of 0.76% and having maturity dates in July and August 2016. As at June 30, 2016 and December 31, 2015, cash held in U.S. dollars amounted respectively to $224.0 million (US$172.2 million) and $143.6 million (US$103.8 million).

Osisko Gold Royalties Ltd

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5. Investments in associates

	Six months ended June 30, 2016	Year ended December 31, 2015
	$	$
Balance – Beginning of period	44,011	14,052
Acquisitions	4,073	27,505
Exercise of warrants	594	-
Transfer from other investments	13,068	8,476
Share of loss, net	(2,396)	(3,519)
Share of other comprehensive income, net	125	159
Net gain (loss) on ownership dilution	3,218	(1,627)
Gain on disposal [(i)]	3,410	-
Impairment charge	-	(1,035)
Balance – End of period	66,103	44,011

(i) In March 2016, Osisko Mining Inc., an associate, acquired NioGold Mining Corp. ("NioGold"), another associate. This transaction generated a gain on the deemed disposal of the shares of NioGold.

6. Other investments

	Six months ended June 30, 2016	Year ended December 31, 2015
	$	$
Fair value through profit or loss		
Balance - Beginning of period	1,578	70
Acquisition of Virginia Mines Inc.	-	341
Acquisitions	3,108	1,650
Exercised	(270)	-
Change in fair value	4,008	(483)
Balance – End of period	8,424	1,578
Fair value through other comprehensive income[(i)]		
Balance – Beginning of period	93,607	57,004
Acquisition of Virginia Mines Inc.	-	2,048
Acquisitions	19,827	140,069
Deemed disposal of investments – acquisition of Virginia Mines Inc.	-	(53,475)
Disposals	(9,346)	-
Change in fair value	40,310	(43,563)
Transfer to investments in associates	(13,068)	(8,476)
Balance – End of period	131,330	93,607
Balance – Reported on next page	139,754	95,185

Osisko Gold Royalties Ltd

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6. Other investments *(continued)*

	Six months ended June 30, 2016	Year ended December 31, 2015
	$	$
Balance – From previous page	139,754	95,185
Amortized cost[(ii)]		
Balance - Beginning of period	10,300	8,618
Acquisition of Virginia Mines Inc.	-	200
Acquisitions	-	200
Transfer to short-term investments	-	(100)
Conversion to royalty interests [(iii)] (note 7)	(10,000)	-
Accretion	-	1,382
Balance – End of period	300	10,300
Total	140,054	105,485

(i) These other investments were designated as financial assets at fair value through other comprehensive income upon initial recognition following the adoption of IFRS 9 (Note 3). These other investments were classified as available-for-sale financial assets prior to the adoption of IFRS 9 as at January 1, 2016.

(ii) These other investments were classified as loans and receivables prior to the adoption of IFRS 9 as at January 1, 2016 (Note 3).

(iii) Conversion of a secured note receivable of $10.0 million with Highland Copper Company Inc. ("Highland Copper") into a 3.0% net smelter return royalty on all metals produced from the mineral rights and leases associated with the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper will grant Osisko a 1.5% net smelter return royalty on all metals produced from the White Pine project, and Osisko's royalty on the Copperwood project will be reduced to 1.5%.

The investments comprise common shares, warrants and notes receivable, almost exclusively from Canadian publicly traded companies, and a guaranteed investment certificate issued by a Canadian financial institution.

Osisko Gold Royalties Ltd

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7. Royalty interests

	Six months ended June 30, 2016	Year ended December 31, 2015
	$	$
Balance – Beginning of period	449,439	1,591
Acquisition of Virginia Mines Inc.	-	411,236
Acquisitions[(i)]	44,500	37,200
Conversion of a note receivable (note 6)	10,000	-
Sale[(ii)]	(3,630)	-
Depletion	(5,834)	(588)
Balance – End of period	494,475	449,439
Cost	500,897	450,027
Accumulated depletion	(6,422)	(588)
Net book value – End of period	494,475	449,439

(i) Osisko acquired a 1.5% NSR royalty on the Cariboo gold project (located in Canada) from Barkerville Gold Mines Ltd. (an associate of Osisko) for a cash consideration of $25.0 million, of which $2.0 million was paid in November 2015. Osisko also acquired a 1% NSR royalty on the Hermosa project (located in the U.S.A.) from Arizona Mining Inc. for a cash consideration of $10.0 million and entered into a financing agreement of $10.0 million with Falco Resources Ltd. ("Falco") (an associate of Osisko). The $10.0 million financing with Falco will be applied against a stream deposit to be negotiated with Falco by October 31, 2017 or converted into a 1% net smelter royalty on the Horne 5 project (located in Canada) if no stream agreement is concluded.

(ii) Caisse de dépôt et placement du Québec ("CDPQ") and Fonds de solidarité des travailleurs du Québec (F.T.Q.) ("Fonds") had completed private placements into Osisko and Virginia Mines Inc. as a part of the business combination completed in 2015. Accordingly, CDPQ and Fonds were granted a combined 15% right to participate in royalty or stream transactions entered into by Osisko. CDPQ has exercised its participation right to acquire 15% of the Teck royalty interests acquired by Osisko in 2015. The transaction was completed in February 2016 for $3.6 million.

8. Accounts payable and accrued liabilities

As at December 31, 2015, accounts payable and accrued liabilities included an amount of $5.0 million (for a total acquisition price of $10.0 million) for the acquisition of a 5% net smelter return royalty and a 40% net profit interest royalty in the Vezza property operated by Ressources Nottaway Inc., which was paid in January and March 2016.

Osisko Gold Royalties Ltd

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9. Provisions and other liabilities

	Six months ended June 30, 2016			Year ended December 31, 2015		
	Share exchange rights[(i)]	DSU and RSU[(ii)]	Total	Share exchange rights[(i)]	DSU and RSU[(ii)]	Total
				$	$	$
Balance – Beginning of period	7,067	3,109	10,176	-	761	761
Acquisition of Virginia Mines Inc.	-	-	-	6,867	-	6,867
Accretion expense	144	-	144	200	-	200
New liabilities	2,667	1,688	4,355	-	2,792	2,792
Revision of estimates	-	874	874	-	(444)	(444)
Balance – End of period	9,878	5,671	15,549	7,067	3,109	10,176
Current portion	-	1,948	1,948	-	1,264	1,264
Non-current portion	9,878	3,723	13,601	7,067	1,845	8,912
	9,878	5,671	15,549	7,067	3,109	10,176

(i) The liability related to share exchange rights represents a put option held by the non-controlling shareholders in Mines Coulon Inc., a subsidiary of the Company. On October 20, 2017 (or before under certain conditions), the non-controlling shareholders have the option to convert their shares of Mines Coulon Inc. for an amount corresponding to 75% of the cost of their investment, such amount to be settled by the issuance of a variable number of common shares of the Company based on the fair market value of the Company's shares at the time of conversion. The put option is measured initially at the present value of the redemption amount of the option. The financial liability is subsequently measured at amortized cost using the effective interest method with any differences recognized as finance costs in the consolidated statement of income. During the three months ended March 31, 2016, the non-controlling interests invested $3,637,000 in Mines Coulon Inc.

(ii) Deferred Share Units ("DSU") and Restricted Share Units ("RSU").

10. Long-term debt

Revolving credit facility

The Company has a revolving credit facility ("Facility") of $150.0 million as at June 30, 2016 which was not drawn. The Facility includes covenants that require the Company to maintain certain financial ratios and meet certain non-financial requirements. As at June 30, 2016, all such ratios and requirements were met.

Convertible debenture

In February 2016, the Company issued a senior non-guaranteed convertible debenture of $50.0 million with Ressources Québec, a wholly-owned subsidiary of Investissement Québec. The convertible debenture bears interest at a rate of 4.0% per annum payable on a quarterly basis and has a five-year term maturing on February 12, 2021. Ressources Québec will be entitled, at its option, to convert the debenture into common shares of the Company at a price of $19.08 at any time during the term of the debenture. Osisko has paid a 1% financing fee to Ressources Québec and has reimbursed its costs incurred in connection with the financing.

Osisko Gold Royalties Ltd

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10. Long-term debt *(continued)*

Convertible debenture *(continued)*

At initial recognition, net proceeds after transaction costs of $775,000 amounted to $49,225,000. Of this amount, the liability and equity components represented respectively $44,997,000 (net of transaction costs of $709,000) and $3,091,000 (net transaction costs of $66,000 and income tax of $1,137,000). The effective interest rate used is 4.32% representing the estimated market rate at closing that the Company would obtain for similar financing without the conversion option. For the three and six months ended June 30, 2016, amortization of transaction costs and accretion expense amounted to $218,000 and $332,000, respectively.

11. Share capital

Shares

Authorized
  Unlimited number of common shares, without par value
  Unlimited number of preferred shares, issuable in series

Issued and fully paid
  106,467,703 common shares

Issuance

On February 26, 2016, the Company closed a bought deal public offering (the "Offering") of 11,431,000 units of Osisko ("Units"), including the full exercise of the over-allotment option by the underwriters of the Offering, at a price of $15.10 per Unit for aggregate gross proceeds of $172,608,000 (net proceeds of $164,543,000).

The Units were sold on a bought-deal basis through a syndicate of underwriters, co-led by BMO Capital Markets and RBC Capital Markets. Osisko plans to use the net proceeds from the Offering for working capital and general corporate purposes, including funding resource royalty and stream acquisitions.

Each Unit is comprised of one common share ("Common Share") of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant being a "Warrant") of the Company. Each whole Warrant entitles the holder thereof to purchase one Common Share of the Company at a price of $19.08 per Common Share, for a period of 36 months following the closing date.

The relative fair value of the Common Shares was evaluated at $159,325,000 and the relative fair value of the Warrants was evaluated at $13,283,000 using the Black-Scholes option pricing model and the following assumptions: dividend per share of 1.2%; expected life of 3 years, expected volatility of 42% and risk free interest rate of 0.50%. Transaction costs amounted to $8,066,000 ($5,896,000 net of income taxes) and were allocated to the Common Shares and Warrants based on their pro rata value. As a result, transaction costs of $7,445,000 ($5,442,000 net of income taxes) were allocated to the Common Shares and $621,000 ($454,000 net of income taxes) to the Warrants.

Dividends

On January 15, 2016 and April 15, 2016, the Company issued respectively 22,163 and 20,266 common shares under the Dividend reinvestment plan ("DRIP"), at a discount rate of 3%.

On February 16, 2016, the Board of Directors declared a quarterly dividend of $0.04 per common share payable on April 15, 2016 to shareholders of record as of the close of business on March 31, 2016. On May 4, 2016, the Board of Directors declared a quarterly dividend of $0.04 per common share payable on July 15, 2016 to shareholders of record as of the close of business on June 30, 2016. As at June 30, 2016, the holders of 11,594,125 common shares had elected to participate in the DRIP, representing dividends payable of $464,000. Therefore, 27,360 common shares were issued on July 15, 2016 at a discount rate of 3%.

Osisko Gold Royalties Ltd

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Warrants

	Six months ended June 30, 2016			Year ended December 31, 2015		
	Number of Warrants	Amount	Weighted average exercise price	Number of warrants	Amount	Weighted average exercise price
		$	$		$	$
Balance – Beginning of period	5,480,000[i]	18,072	36.50	-	-	-
Issued	5,715,500[ii]	12,829	19.08	5,480,000	18,072	36.50
Balance – End of period	11,195,500	30,901	27.61	5,480,000	18,072	36.50

(i) Each warrant entitles the holder to purchase one common share of Osisko at a price of $36.50 until March 5, 2022.

(ii) Each warrant entitles the holder to purchase one common share of Osisko at a price of $19.08 until February 26, 2019 (Note 11).

13. Share-based compensation

Share options

The following table summarizes information about the movement of the share options outstanding:

	Six months ended June 30, 2016		Year ended December 31, 2015	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Balance – Beginning of period	2,823,333	13.71	901,400	14.89
Granted[i]	1,025,600	13.39	987,000	15.71
Issued – Virginia replacement share options[ii]	-	-	1,695,770	8.74
Exercised	(5,334)	14.90	-	-
Exercised – Virginia replacement share options[ii]	(390,929)	9.35	(750,837)	6.51
Expired	(16,260)	13.78	-	-
Forfeited	-	-	(10,000)	15.80
Balance – End of period	3,436,410	14.10	2,823,333	13.71
Options exercisable – End of period	1,144,345	13.43	1,245,400	11.56

(i) Options were granted to officers, management and employees.

(ii) Share options issued as Virginia replacement share options following the acquisition of Virginia Mines Inc.

The weighted average share price for the six months ended June 30, 2016 was $14.91.

Osisko Gold Royalties Ltd

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13. Share-based compensation *(continued)*

The following table summarizes the Company's share options outstanding as at June 30, 2016:

Exercise price range		Options outstanding			Options exercisable	
	Number	Weighted average exercise price	Weighted average remaining contractual life (years)		Number	Weighted average exercise price
$		$				$
5.89 – 8.35	42,078	7.99	4.13		42,078	7.99
9.79 – 13.93	1,558,866	12.80	5.36		495,666	11.52
13.95 – 14.90	901,066	14.89	3.20		295,134	14.89
15.80	934,400	15.80	3.98		311,467	15.80
	3,436,410	14.10	4.40		1,144,345	13.43

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Six months ended June 30, 2016	Year ended December 31, 2015
Dividend per share	1%	1%
Expected volatility	40%	36%
Risk-free interest rate	1%	1%
Expected life	45 months	45 months
Weighted average share price	$13.39	$15.71
Weighted average fair value of options granted	$3.86	$4.02

The expected volatility was estimated by benchmarking with companies having businesses similar to Osisko. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the options.

Share options issued in 2015 and 2016 are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is amortized over the vesting period. For the three and six months ended June 30, 2016, the total share-based compensation related to share options on the statement of income amounted respectively to $1,357,000 and $2,217,000 ($550,000 and $1,095,000 for the three and six months ended June 30, 2015, respectively) and share-based compensation capitalized to exploration and evaluation assets amounted respectively to $101,000 and $157,000 (nil for the three and six months ended June 30, 2015).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13. Share-based compensation *(continued)*

Deferred and restricted share units

The following table summarizes information about the DSU and RSU movements:

	Six months ended June 30, 2016		Year ended December 31 ,2015	
	DSU	**RSU**	**DSU**	**RSU**
Balance – Beginning of period	106,408	440,166	60,100	228,100
Granted	53,004	198,680	46,308	212,066
Balance – End of period	159,412	638,846	106,408	440,166
Balance – Vested	107,012	-	71,568	-

The DSU granted vest the day prior to the next annual general meeting and are payable at the end of the employment period of each director.

The RSU granted vest and are payable three years after the grant date, one half of which depends on the achievement of certain performance measures.

The total share-based compensation expense related to the DSU and RSU plans for the three and six months ended June 30, 2016 amounted respectively to $1,863,000 and $2,563,000 ($725,000 and $1,333,000 for the three and six months ended June 30, 2015, respectively).

14. Additional information on the statements of income

	Three months ended June 30,		Six months ended June 30,	
	2016	**2015**	**2016**	**2015**
	$	**$**	**$**	**$**
Other gains (losses), net				
Net gain (loss) on financial assets at fair value through profit and loss	2,968	(89)	4,008	(85)
Net gain (loss) on available-for-sale financial assets	-	(39)	-	5,544
Net gain on dilution of investments in associates	2,566	70	3,218	70
Gain (loss) on acquisition of investments[i]	8,801	(110)	8,914	(110)
Gain on disposal of an associate	-	-	3,410	-
Other	-	(12)	-	(12)
	14,335	(180)	19,550	5,407

(i) Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.

Osisko Gold Royalties Ltd

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15. Key management

Key management includes directors (executive and non-executive) and the executive management team. The compensation paid or payable to key management for employee services is presented below:

	Three months ended June 30,		Six months ended June 30,	
	2016	2015	2016	2015
	$	$	$	$
Salaries and short-term employee benefits	1,211	940	2,284	1,932
Share-based compensation	2,233	1,160	3,332	2,190
Cost recoveries from associates	(68)	-	(135)	-
	3,376	2,100	5,481	4,122

Key management employees are subject to employment agreements which provide for market standard payments on termination of employment without cause or following a change of control providing for payments of between once to twice base salary and bonus and certain vesting acceleration clauses on restricted and deferred share units and options.

16. Net earnings per share

	Three months ended June 30,		Six months ended June 30,	
	2016	2015	2016	2015
	$	$	$	$
Net earnings attributable to shareholders of Osisko Gold Royalties Ltd	15,737	3,990	15,677	14,263
Basic weighted average number of common shares outstanding (in thousands)	106,374	93,018	102,733	81,239
Dilutive effect of share options	196	1,491	203	1,643
Dilutive effect of warrants	-	-	-	-
Dilutive effect of convertible debenture	-	-	-	-
Dilutive effect of shares held in escrow	-	1,200	-	1,200
Diluted weighted average number of common shares	106,570	95,709	102,936	84,082
Net earnings per share				
Basic	0.15	0.04	0.15	0.18
Diluted	0.15	0.04	0.15	0.17

Osisko Gold Royalties Ltd

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Additional information on the statements of cash flows

	Three months ended June 30,		Six months ended June 30,	
	2016	2015	2016	2015
	$	$	$	$
Interests received	696	1,326	1,274	2,322
Interests paid on long-term debt	504	-	767	-
Dividends received	1,572	1,123	3,132	1,123
Adjustments - other				
Loss (gain) on acquisition of investments	(8,801)	110	(8,914)	110
Gain on dilution of investments	(2,566)	(70)	(3,218)	(70)
Other	348	82	562	137
	(11,019)	122	(11,570)	177
Changes in non-cash working capital items				
Decrease (increase) in accounts receivable	94	185	(1,099)	(1,708)
Decrease (increase) in other current assets	108	(35)	(72)	(93)
Increase (decrease) in accounts payable and accrued liabilities	1,941	(1,870)	(1,517)	(4,070)
	2,143	(1,720)	(2,688)	(5,871)
Accounts payable and accrued liabilities related to exploration and evaluation assets				
Beginning of period	1,057	480	704	470[(i)]
End of period	433	836	433	836
Accounts payable and accrued liabilities related to share issue expenses				
Beginning of period	306	594	-	194
End of period	57	74	57	74

(i) Acquired from Virginia Mines Inc. in February 2015.

During the three months ended June 30, 2016, the Company received proceeds from sales of investments of $190,000 that were included in accounts receivable as at March 31, 2016. The Company also paid $5,000,000 in January and March 2016 for the acquisition of royalty interests that were included in accounts payable and accrued liabilities as at December 31, 2015. In June 2016, the Company disposed of an exploration and evaluation asset having a carrying value of $812,000 in exchange for shares in a new associate having a fair value of $500,000. The Company recorded a loss on disposal of $312,000 in the consolidated statement of income.

During the three months ended June 30, 2015, the Company paid $2,077,000 for the acquisition of investments that were included in accounts payable and accrued liabilities as at March 31, 2015.

Osisko Gold Royalties Ltd

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1– Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2– Inputs other than quoted prices included in Level 1 that are observable for the asset or
      liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
Level 3– Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

	June 30, 2016			
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements				
Financial assets at fair value through profit or loss[(i)]				
Equity securities				
Publicly traded mining exploration and development companies				
Gold	-	-	3,784	3,784
Other minerals, oil and gas	-	-	4,640	4,640
Financial assets at fair value through other comprehensive income[(i)]				
Equity securities				
Publicly traded royalty companies	87,183	-	-	87,183
Publicly traded mining exploration and development companies				
Gold	41,408	-	-	41,408
Other minerals, oil and gas	2,739	-	-	2,739
	131,330	-	8,424	139,754

	December 31, 2015			
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements				
Financial assets at fair value through profit or loss[(i)]				
Equity securities				
Publicly traded mining exploration and development companies				
Gold	-	-	1,578	1,578
Available-for-sale financial assets[(i)]				
Equity securities				
Publicly traded royalty companies	64,818	-	-	64,818
Publicly traded mining exploration and development companies				
Gold	25,062	-	-	25,062
Other minerals, oil and gas	3,727	-	-	3,727
	93,607	-	1,578	95,185

(i)   On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Fair value of financial instruments *(continued)*

During the six months ended June 30, 2016 and 2015, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (warrants) for the six months ended June 30, 2016 and 2015:

	2016	2015
	$	$
Balance – Beginning of period	1,578	70
Acquisition of Virginia Mines Inc.	-	341
Acquisitions	3,108	-
Exercised	(270)	-
Change in fair value - investments exercised[(i)]	242	-
Change in fair value - investments expired[(i)]	(88)	-
Change in fair value - investments held at the end of the period[(i)]	3,854	(90)
Balance – End of period	8,424	321

(i) Recognized in the consolidated statement of income under *other gains (losses), net.*

Financial instruments not measured at fair value on the balance sheet

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash and cash equivalents, guaranteed investment certificates, trade receivables, amounts receivable from associates and other receivables, notes receivable, accounts payable and accrued liabilities, the liability related to share exchange rights and the long-term debt. The fair values of cash and cash equivalents, guaranteed investment certificates, trade receivables, amounts receivable from associates and other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The fair value of the notes receivable and the liability related to share exchange rights approximate their carrying values as there were no significant changes in economic and risks parameters since the issuance/acquisition or assumption of those financial instruments.

The following table presents the carrying amount and the fair value of the long-term debt, categorized as a Level 2, as at June 30, 2016:

	June 30, 2016	
	Fair value	Carrying amount
	$	$
Long-term debt	45,131	45,328

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19. Segment disclosure

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metal and other high-quality royalties and similar interests. All of the Company's assets and revenues are attributable to this single operating segment.

For the three and six months ended June 30, 2016, revenues were mainly earned from the sale of precious metals received from the in-kind royalties of the Canadian Malartic and Éléonore mines, both located in Canada. For the three and six months ended June 30, 2015, revenues were earned from the sale of the precious metals received from the in-kind royalty of the Canadian Malartic mine. Geographic revenues from the sale of precious metals received from in-kind royalties are determined by the location of the mining operations giving rise to the royalty interest.

20. Related party transactions

In addition to the transactions described in Note 7, during the three and six months ended June 30, 2016, amounts of $1,251,000 and $2,496,000 ($322,000 and $433,000 for the three and six months ended June 30, 2015) were respectively invoiced by Osisko to associates for recoveries of costs related to professional services and rental of offices, including respectively $588,000 and $1,093,000 for professional services related to capitalized exploration and evaluation activities. An amount of $973,000 (including sales taxes) is receivable from associates and included in accounts receivable as at June 30, 2016 ($1,188,000 as at December 31, 2015).

21. Subsequent event

Dividends

On August 4, 2016, the Board of Directors declared a quarterly dividend of $0.04 per common share payable on October 14, 2016 to shareholders of record as of the close of business on September 30, 2016.